FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2005

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. News Release Dated July 7, 2005

2.

BC FORM 53-901F (formerly Form 27) Material Change Report, Filed July 11, 2005,

3.

Madison Minerals Inc. News Release Dated July 14, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: August 5, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

August 5, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC.                                                                                                               Tel: (604) 331-8772           Fax: (604) 331-8773

July 7, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON SIGNS AGREEMENT FOR DEVELOPMENT OF MT. KARE

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has signed a letter agreement with Longview Investment Ltd. (“Longview”) to acquire an interest in Madison’s Mt. Kare Property in Papua New Guinea by making cash payments and completing a preliminary feasibility study.  As part of the agreement, Longview has agreed, subject to regulatory approval, to purchase 800,000 units of Madison at a price of CAD$0.25 per unit, each unit comprised of one common share of Madison and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of Madison at a price of CAD$0.35 per share until July 5, 2006.  The agreement with Longview follows the expiry of the memorandum of understanding with Equatorial Resources Pty Ltd. announced on April 4, 2005.

The key terms of the Longview agreement include the following:

•

Longview will invest CAD$200,000 immediately through the private placement referred to above

•

Longview has until October 11, 2005 to undertake due diligence and negotiate and settle the terms of a formal agreement with Madison

•

Longview will complete a preliminary feasibility study by January 4, 2007 and pay Madison a total of CAD$500,00 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property

•

Longview can acquire a further 2% interest (51% in the aggregate) by paying a further CAD$500,000 on or before February 15, 2007;

•

Longview can acquire a further 14% interest (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008 at the latest

•

After acquiring at least a 51% interest, Longview will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Longview or a combination of both

•

If Longview elects not to acquire Madison’s remaining interest, Longview and Madison will enter into a joint venture for the further development of Mt. Kare.

Longview is a private Irish investment house with a diversified portfolio of significant global resource assets. Longview is both a cornerstone shareholder and developer of these assets which include gold, silver, uranium and natural gas projects around the world along with renewable energy sources such as wind, wave, solar and biodiesel.  Longview has stated that “it is very pleased to be investing in a world class asset like Mt. Kare and in Papua New Guinea, a country that is home to many such world class assets.  Longview will move immediately to assess Mt. Kare to determine the best way forward, in partnership with Madison, for this great asset.”

Madison believes the arrangement with Longview will allow Madison and its shareholders to continue to participate in the further development of Mt. Kare without the need to continue to raise funds for that purpose, thereby avoiding further dilution.

Madison, through Madison PNG, owns a 90% beneficial interest in the Mt. Kare Property and holds the remaining 10% in trust for the traditional Mt. Kare landowners.

To date, the existing mineral resources at Mt. Kare have been estimated by the independent engineering firm of Watts Griffis & McOuat to be indicated mineral resources of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 6, 2005

Item 3.

Press Release

July 7, 2005, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11th day of July, 2005.

MADISON MINERALS INC.

By:

Signed “Chet Idziszek”

President

(Official Capacity)

Chet Idziszek

(Please print here name of individual

 whose signature appears above.)

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC.                                                                                                               Tel: (604) 331-8772           Fax: (604) 331-8773

July 14, 2005

Trading Symbols:  TSX Venture – MMR

OTC\BB-MMRSF

Web Site:  www.madisonminerals.com

PRIVATE PLACEMENT CLOSES

Further to its news release of July 7, 2005, Madison Minerals Inc. (“Madison”) is pleased to report that it has closed the announced private placement with Longview Investment Ltd. (“Longview”).  As part of the agreement for the development of Mt. Kare,  Madison issued 800,000 units to Longview for a total price of CAD$200,000. Each unit consists of one common share and one half of a non-transferable share purchase warrant; every full warrant entitling the purchase of one additional common share of Madison at a price of $0.35 per share up to and including July 5, 2006. All certificates issued are subject to a four-month hold period expiring on November 13, 2005.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN